Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Jessica D. Burt
Partner
jburt@stradley.com
202.419.8409

January 13, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison T. White, Esquire

	Re:	Nationwide Mutual Funds
File Nos. 333-40455 and 811-08495

Dear Ms. White:
On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Destination 2070 Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on December 2, 2024, with regard to Post-Effective Amendment No. 283 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”) on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission

PROSPECTUS

1.
Comment:  Please add a footnote to the “Fees and Expenses” table stating that “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year consistent with Item 3 of Form N-1A.

Response:  Registrant has added a footnote stating that “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year consistent with Item 3 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

2.
Comment:  The last bullet on page 49 under “Investment Restrictions” provides that the Fund may not “[s]ell securities short, unless the Fund owns or has the right to obtain securities equivalent in-kind and amount to the securities sold short or unless it segregates or earmarks other liquid assets it owns as required by the current rules and positions of the SEC or its staff, and provided that short positions in forward currency contracts, options, futures contracts, options on futures contracts, or other derivative instruments are not deemed to constitute selling securities short.”  Please confirm this investment restriction remains required and accurate under Rule 18f-4 under the 1940 Act.

Response:  Registrant believes the investment restriction remains consistent with the 1940 Act and the rules thereunder, including Rule 18f-4.  Registrant notes that segregating or earmarking other liquid assets is subject to the clause, “as required by the current rules or positions of the SEC and its staff.”

3.	Comment: The second to last sentence in the last paragraph under “Investment Restrictions” states:

Also, to the extent an Underlying Fund has adopted a policy to concentrate in a particular industry, the Fund will take such policy into account to the extent it invests in such Underlying Fund.  However, the Fund does not look through to the holdings of Underlying Funds for purposes of the Fund’s concentration policy.

Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies.  Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response:  Registrant respectfully declines to revise the disclosure.  The Fund does not treat investments in other investment companies as an investment in a particular industry for purposes of its concentration policy.  The Registrant believes this approach is consistent with prior SEC guidance.  (Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1984) (“Guide 19”).)  Specifically, Guide 19 states “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  As the Registrant believes that its position is reasonable, and therefore

U.S. Securities and Exchange Commission

consistent with SEC guidance on industry classification, the Registrant believes the disclosure is appropriate as is.  As stated in the paragraph cited by the Staff, (i) to the extent the Fund were to make direct investments in securities and instruments not issued by other investment companies, the Fund would consider the industries to which such direct investments belong for purposes of applying the concentration policy; and (ii) to the extent an Underlying Fund has adopted a policy to concentrate in a particular industry, the Fund will take such policy into account to the extent it invests in such Underlying Fund.  By taking into consideration such concentration policies, the Fund effectively “considers” the holdings of Underlying Funds.  However, the Fund does not look through to the holdings of Underlying Funds for purposes of the Fund’s concentration policy.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Michael E. Schapiro, Esquire